Exhibit 12

CPI INTERNATIONAL, INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended
	October 1,	October 2,	October 3,	September 28,	September 29,
(dollars in thousands)	2010	2009	2008	2007	2006
Earnings calculation:
Income before taxes	$12,361	$23,248	$31,253	$34,251	$26,277
Add Back: Fixed Charges	16,046	17,846	19,888	21,572	24,406
Calculated Earnings	$28,407	$41,094	$51,141	$55,823	$50,683

Fixed charges calculation (a)
Interest expense (b)	$15,213	$16,979	$19,055	$20,939	$23,806
Interest expense portion of rental expense	833	867	833	633	600
	$16,046	$17,846	$19,888	$21,572	$24,406
Ratio: Earnings / Fixed charges	1.77	2.30	2.57	2.59	2.08

(a) Fixed charges exclude capitalized interest; capitalized interest is zero.
(b) Includes normal debt issue amortization costs, but does not include gain or loss on debt extinguishment.

Interest expense portion of rental expense:
Rental expense	2,500	2,600	2,500	1,900	1,800
Estimated Interest Cost	33%	33%	33%	33%	33%
Calculated total	833	867	833	633	600